MONETIVA INC.

23615 El Toro Rd., Suite 327

Lake Forest, CA 92630

January 23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Attention: Mr. Regan

Re: Monetiva Inc.

Registration Statement on Form S-1

SEC File No. 333-269171

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Monetiva Inc., a Delaware corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 3:00 P.M., Eastern Time, on January 25, 2024, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com).

Thank you in advance for your assistance.

Very truly yours,

Monetiva Inc.

By: /s/ Pierre Sawaya
Name: Pierre Sawaya
Title: President

cc: Brian Higley, Esq., Business Legal Advisors, LLC